VIA EDGAR

May 20, 2011

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

RE:	Old Mutual Funds II
1933 Act File No. 002-99810
1940 Act File No. 881-04391
CIK No. 0000775180
Post-Effective Amendment No. 113 under the Securities Act of 1933
Amendment No. 111 under the Investment Company Act of 1940

Dear Mr. Brown:

Listed below are the responses of Old Mutual Funds II (the “Registrant”) to the comments you provided on Tuesday, May 3, 2011 regarding the above referenced post-effective amendment on Form N-1A.  The comments you provided are in bold and the responses follow in plain text.

Comment Number	Comments and Responses

1	Incorporate the Staff’s comments on the Registrant’s post-effective amendment no. 112 to the extent they are applicable.

The requested changes will be made.

2	In the second row of the Fee and Expense Table, add the statement “imposed on purchases” after “Maximum Sales Charge (Load).”

The requested change will be made.

3	In the fourth row of the Fee and Expense Table, delete the statement “Short Term” before “Redemption/Exchange Fee.”

The requested change will be made.

4	In the second footnote to the Fee and Expense Table, provide additional disclosure regarding who may terminate the expense limitation agreement and its termination date.

The footnote will be revised as follows (revisions underscored):

“These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital’s contractual agreement to waive through December 31, 2012 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual operating expenses do not exceed 1.55%, 1.30% and 1.05% for Class A, Class Z and Institutional Class shares, respectively.  The expense limitation agreement cannot be terminated before December 31, 2012, and may be amended or continued beyond December 31, 2012 by written agreement of the parties.”

5
Delete the statement that small-capitalization companies may offer greater potential for capital appreciation than larger-capitalization companies from the second sentence of the “Small Company Risk” disclosure and include disclosure that small-capitalization companies may involve greater risk of loss than mid-capitalization companies.

The Small Company Risk disclosure will be revised as follows:
“Small-cap companies may involve greater risk of loss and price fluctuation than large-cap and mid-cap companies.”

6	Add the statement “for the 1, 5, and 10-year or since inception periods” to the first sentence of the first paragraph under the heading “Performance Information.”

The disclosure will be revised as follows:

“The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund’s performance year to year and by showing how the Fund’s average annual returns for the 1, 5, and 10-year or since inception periods compare to those of an unmanaged securities index.”

7	Include the disclosure required under Item 4(b)(2)(i) explaining that updated performance information is available at a website or via telephone.

The following disclosure will be included in the first paragraph under the heading “Performance Information:”
“Updated performance information is available at oldmutualfunds.com or by calling 888-772-2888.”

With respect to the foregoing comments, the Registrant acknowledges the following:

1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2. Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

With respect to the above responses for which the Registrant undertakes to make changes, such changes will be made in the Registrant’s 485(b) post-effective amendment to be filed on or about May 20, 2011.

On behalf of the Registrant, we appreciate your assistance in connection with this review.  If you have any questions regarding our responses to your comments, please do not hesitate to contact me at 720-200-7727.

Very truly yours,

/s/ Kathryn L. Santoro

Kathryn L. Santoro
General Counsel
OLD MUTUAL CAPITAL, INC.